November 19, 2025

VIA EDGAR

Ms. Hodan Siad

Ms. Kayla Roberts

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Express Credit Account Master Trust

American Express Receivables Financing Corporation III LLC

Registration Statement on Form SF-3

Filed July 25, 2025

Response to SEC Comment Letter dated August 22, 2025

File Nos. 333-288939 and 333-288939-01

Dear Ms. Siad and Ms. Roberts:

On behalf of American Express Receivables Financing Corporation III LLC (“RFC III”), as depositor (the “Depositor”) to the American Express Credit Account Master Trust (the “Trust” or the “Issuing Entity”), this letter responds to your letter, dated August 22, 2025, providing comments to the Registration Statement on Form SF-3 (the “Registration Statement”) filed on July 25, 2025 by the Depositor and the Issuing Entity. The Depositor, American Express National Bank (“AENB”), as sponsor (the “Sponsor”), and American Express Travel Related Services Company, Inc., as servicer of the Trust, are collectively referred to herein as “American Express.”

For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”), dated November 19, 2025, marked to show all changes to the Registration Statement. All capitalized terms defined in Amendment No. 1 and used in the following responses without definition have the meanings specified in Amendment No. 1. Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 1.

Ms. Hodan Siad

Ms. Kayla Roberts

November 19, 2025

Registration Statement on Form SF-3

Form of Prospectus

Use of Proceeds, page 59

Comment 1:

We note your disclosure that American Express Receivables Financing Corporation III LLC (“RFC III”) will receive the net proceeds from the sale of certificates and will use those proceeds to purchase additional receivables from American Express National Bank (“AENB”) or for its general company purposes, including repayment of loans made by AENB to RFC III. Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to RFC III to use for its own purposes. If the issuing entity will use a portion of the proceeds, revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. If the issuing entity will not use any of the proceeds, revise to clarify whether the payment of net proceeds directly to RFC III will result in a reduction of the Transferor Amount.

Response:

In response to your comment, American Express has revised the discussion under the caption “Use of Proceeds” in the form of prospectus to clarify that all net proceeds from the sale of the certificates will be paid directly to RFC III.

The issuance of any investor certificates, and consequently the increase in the aggregate invested amount of outstanding series of securities, will result in a reduction of the Transferor Amount. However, the payment of the net proceeds from the sale of such investor certificates to RFC III will not directly impact the Transferor Amount. The use of the proceeds, however, such as retiring an existing series of investor certificates, will increase the Transferor Amount.

Series Provisions—Interest Payments, page 61

Comment 2:

The website address listed in the definition of “FRBNY’s Website” on page 65 does not appear to be a functioning website. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website. Please also revise any references included in any applicable transaction documents filed as exhibits to the registration statement.

Ms. Hodan Siad

Ms. Kayla Roberts

November 19, 2025

Response:

In response to your comment, American Express has revised the website address listed in the definition of “FRBNY’s Website” in the form of prospectus and in the Form of Series Supplement (refiled as Exhibit 4.2 with Amendment No. 1) to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

The Pooling and Servicing Agreement Generally—The Trustee, page 111.

Comment 3:

We note your disclosure that the holders of a majority of investor certificates have the right to direct the time, method or place of conducting any proceeding for any remedy available to the trustee under the pooling and servicing agreement. We also note Exhibit 4.1 Section 13.03 provides limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.

Response:

In response to your comment, American Express confirms that such limitations on rights of certificateholders to institute a proceeding are not intended to apply to proceedings against the trustee for not meeting its responsibilities set forth in the pooling and servicing agreement.

Forward-Looking Statements, page 138.

Comment 4:

We note your statement that you undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response:

In response to your comment, American Express has revised the statement identified by the SEC staff (the “Staff”) in the form of prospectus to clarify that American Express will update the disclosure to the extent required by law.

Ms. Hodan Siad

Ms. Kayla Roberts

November 19, 2025

General.

Comment 5:

Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response:

In response to your comment, American Express confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely in its Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the asset class underlying the transactions to be registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2 to Form SF-3.

Comment 6:

We note throughout your form of prospectus that you use conditional and/or future language to describe certain structural and other features that may be included, specified, or described in a “related supplement.” For example, your disclosure under the section entitled “The Pooling and Servicing Agreement Generally—Funding Period” provides that “[f]or any series, the related supplement may specify” that certain conditions may be present during a Funding Period and that the “related supplement will specify the initial invested amount for such series...” We also note that recent prospectuses filed pursuant to Rule 424(b) include the same conditional and/or future language, but the prospectuses themselves do not appear to provide deal-specific disclosure related to the features. The language appears to suggest that your prospectus is a form of base prospectus where an accompanying prospectus supplement with specific terms related to a series of certificates will be included. Please revise as necessary throughout your prospectus to make clear that your registration statement includes a single form of prospectus. Refer to General Instruction IV of Form SF-3.

Ms. Hodan Siad

Ms. Kayla Roberts

November 19, 2025

Response:

The Trust is a master trust with a single, revolving pool of credit card receivables supporting multiple, concurrently outstanding or future series of investor certificates. All such certificates are payable from the receivables in the Trust. As disclosed in the form of prospectus, because the Trust may issue additional series of certificates with terms that are different from the series offered by means of a particular takedown prospectus, the issuance of a new series could affect the timing and amounts of payments on any outstanding certificates. See “Risk Factors—Transaction Structure Risks—Issuances of additional series or additional certificates in outstanding series by the trust may adversely affect your certificates.” Consequently, the prospectus for each particular offering (and, therefore, the form of prospectus) includes a description of terms, including structural features, that may be present in other existing or future series even though those terms and features are not directly applicable to the offered series.

The pooling and servicing agreement (the “PSA”) establishes common terms that apply to every series, while a supplement to the PSA for each series sets forth the individualized terms that govern that particular series. The phrase “related supplement” used throughout the form of prospectus refers to the supplement to the PSA relating to any applicable series, and not to prospectus supplements to a base prospectus. To address the Staff’s comment and to avoid confusion, American Express has revised the form of prospectus throughout to clarify that references to the “related supplement” mean the supplement to the PSA for the applicable series.

With respect to the disclosure under the section entitled “The Pooling and Servicing Agreement Generally—Funding Period,” American Express has also added brackets to indicate that the disclosure would be included only if the feature described is relevant to the series of certificates being offered for sale.

Comment 7:

Relatedly, the registration statement should fully describe the assets, structural features, credit enhancement, or other features reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. See Section III.A.3.b. of the 2004 Regulation AB Adopting Release (Release No. 338518) (Dec. 22, 2004). Accordingly, such conditional and/or future language should be replaced throughout to include actual descriptions (bracketed if necessary) of any such features reasonably contemplated at present with respect to the certificates to be offered through this prospectus. To the extent any such features are not intended to be used, they should be removed.

Ms. Hodan Siad

Ms. Kayla Roberts

November 19, 2025

Response:

In response to your comment, American Express has revised the form of prospectus to remove certain features that are not intended to be used. However, as described in our response to Comment 6, the prospectus for each particular offering (and, therefore, the form of prospectus) includes descriptions of terms, including structural features, that may be present in other existing or future series, even if those terms and features are not directly applicable to the offered series. American Express has included brackets around such descriptions to indicate that the disclosure would be included only if the feature described is relevant to the series of certificates being offered for sale.

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5189 or my partner, S. Chris Min, at (212) 506-5166.

Sincerely,

/s/ Robert B. Moyle

Robert B. Moyle

Enclosures

cc:	Laureen E. Seeger, Esq., American Express Company

David A. Kanarek, Esq., American Express Company

Catherine Lo, Esq., American Express Company

Maxwell Kraus, Esq., American Express Company

Christa Marvelli, American Express Company

S. Chris Min, Esq., Orrick, Herrington & Sutcliffe LLP